Exhibit 99.1

NEWS RELEASE
November 29, 2011
Trading Symbols:
TSX: AMM, NYSE Amex: AAU
www.almadenminerals.com

TITAN 24 DEEP EARTH IMAGING UNDERWAY
AT ALMADEN’S EL COBRE COPPER-GOLD PROJECT, MEXICO

Almaden Minerals Ltd. (“Almaden” or “the Company”) (TSX:AMM)(NYSE Amex:AAU) announces that it has commenced a Titan 24 deep penetration geophysical survey on its 100% owned El Cobre porphyry copper-gold project in Veracruz State, Mexico. The survey has been planned to highlight areas for deep drilling within this extensive porphyry copper-gold system. The survey is anticipated to augment existing magnetics and induced polarization (IP) geophysical anomalies that are coincident with porphyry style gold and copper mineralisation identified in past drilling and surface mapping.

Almaden intends to use the results of the Titan 24 survey to plan a diamond drilling program anticipated to commence in early 2012. Past drilling at El Cobre has defined copper-gold porphyry mineralisation over 4 kilometres of strike length. The survey will also cover the Villa Rica zone which has never been drilled. It is located west of past drilling and is the largest coincident magnetics, IP and soil geochemical feature on the project.

"We look forward to getting the results of the Titan 24 survey and anticipate using this new data to plan a drilling program at El Cobre anticipated to commence in 2012. El Cobre is one of the most important assets in our portfolio and we are excited to be advancing this project aggressively." stated Chairman, J. Duane Poliquin.

About The TITAN 24 Deep Earth Imaging System
The Titan 24 Deep Earth Imaging system is the most advanced electrical earth imaging technology available. Measuring parameters of DC (resistivity), IP (chargeability) and MT (magnetotelluric resistivity), the Titan 24 measures to depths of 750 meters with IP and to depths of more than 1.5 kilometers with MT data. These depths and multi-parameter data make the system one of the best options available for obtaining subsurface information related to geologic structure and for the direct detection of mineral deposits.

About El Cobre
Almaden 100% owned El Cobre project, situated about 75 kilometers north of the port city of Veracruz, Mexico, is road accessible and at elevations of 100 to 400 meters above sea level. It is located in an area of unparalleled infrastructure, near a power plant and highway. Almaden’s roughly 7,500 hectare claim block covers copper-gold porphyry mineralization known to exist over a strike length of at least four kilometers (see map attached). Drilling by Almaden and past partners along this strike length has returned significant copper and gold values including those in the table below. Many of the past drill holes on the El Cobre property are shallow and end in copper-gold mineralization. Porphyry mineralization is associated with the exposed portions of diorite stocks which have intruded intermediate volcanic rocks. Mineralogic and fluid inclusion studies show conclusively that the gold and copper-gold porphyry-style mineralization at El Cobre is not deeply eroded and great potential exists at depth. More importantly these studies indicate that the mineralization is genetically uniquely like that of some of the Maricunga district gold-copper porphyry systems in Chile.

Gold-silver vein mineralisation, typical of intermediate sulfidation systems, has also been identified within the project area. Vein float identified over a roughly 500 m by 1,000 m area may be indicative of a larger vein deposit at depth. Outcrop in the vein-float area is sparse, however sixty samples of vein float taken averaged 2.5g/t gold and 60 g/t silver with values as high as 25 g/t gold and 267 g/t silver.

Technical Data
Morgan J. Poliquin, P. Eng., the President and CEO of Almaden and a qualified person under the meaning of National Instrument 43-101 reviewed the technical information in this news release. The attached table contains analyses from past programs conducted by Almaden and former joint venture partners. Analyses reported from past drilling conducted by Almaden were carried out at ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques. This sampling also included a quality control program and the insertion of field duplicates, certified standards and blanks into the sample stream. Analyses reported from past drilling conducted by past partners cannot be verified by Almaden but are believed to have been acquired from exploration programs carried out under the supervision of qualified persons (under the meaning for qualified person as defined in NI 43-101) and in accordance with NI 43-101 requirements. Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $1700 per troy ounce gold and $3.25 per pound copper. True widths cannot be calculated at this time.

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)	AuEq (g/t)	Notes
08-CBCN-019	48.77	100.58	51.81	0.12	0.08	0.23
and	146.30	187.45	41.15	0.42	0.27	0.77	To end of Hole
08-CBCN-021	6.09	15.24	9.15	0.10	0.16	0.31
and	80.77	95.55	14.78	0.10	0.08	0.21
08-CBCN-022	44.80	304.19	259.39	0.19	0.14	0.37	To end of Hole
including	140.36	187.60	47.24	0.32	0.21	0.59
08-CBCN-023	1.18	208.78	207.60	0.13	0.10	0.26
including	51.82	88.39	36.57	0.21	0.15	0.41
08-CBCN-024	50.29	89.91	39.62	0.41	0.02	0.44
08-CBCN-025	10.66	318.51	307.85	0.23	0.11	0.37	To end of Hole
08-CBCN-026	24.38	219.45	195.07	0.21	0.14	0.39
including	115.82	198.12	82.30	0.30	0.18	0.53
08-CBCN-027	85.34	187.45	102.11	0.10	0.11	0.24
including	91.44	115.82	24.38	0.16	0.18	0.39
08-CBCN-028	21.33	403.86	382.53	0.16	0.11	0.31
including	144.78	233.17	88.39	0.19	0.14	0.37
and	303.28	403.86	100.58	0.24	0.13	0.41	To end of Hole
09-CBCN-042	224.64	367.89	143.25	0.10	0.10	0.24	To end of Hole
CB1	0.00	169.16	169.16	0.22	0.15	0.42	To end of Hole
including	36.57	131.06	94.49	0.29	0.17	0.51
CB10	44.19	50.29	6.10	0.40	0.04	0.45
CB12	73.15	114.29	41.14	0.14	0.11	0.28
including	99.06	114.29	15.23	0.23	0.16	0.44
CB13	15.24	22.86	7.62	0.48	0.09	0.59
and	65.53	123.44	57.91	0.33	0.05	0.40
CB15	35.05	57.91	22.86	0.38	0.05	0.45
CB16	56.39	129.53	73.14	0.11	0.06	0.18	To end of Hole
CB17	1.52	76.20	74.68	0.27	0.07	0.36
CB2	153.92	193.54	39.62	0.22	0.08	0.32	To end of Hole
including	153.92	182.87	28.95	0.39	0.15	0.60
CB4	96.01	144.77	48.76	1.19	0.12	1.35	To end of Hole
including	96.01	128.01	32.00	1.73	0.17	1.95
CB5	18.29	103.63	85.34	0.49	0.07	0.58	Across Oxidised Breccia Pipe
including	18.29	36.57	18.28	1.42	0.10	1.55
and	57.91	102.10	44.19	0.30	0.07	0.40
CB6	33.53	102.10	68.57	0.21	0.05	0.28	Across Oxidised Breccia Pipe
including	39.62	48.77	9.15	0.47	0.10	0.60
and	97.53	102.10	4.57	0.60	0.07	0.69	To end of Hole
CB7	0.00	109.72	109.72	0.12	0.04	0.17
including	99.06	108.20	9.14	0.26	0.11	0.41
DDH04CB1	10.00	300.00	290.00	0.39	0.16	0.61	To end of Hole
including	46.00	126.00	80.00	0.59	0.24	0.91
and	152.00	260.00	108.00	0.38	0.17	0.60
and	172.00	196.00	24.00	0.89	0.28	1.25

About Almaden
Almaden is a well-financed (cash, gold inventory and equity investments totalling approximately $45MM as of Oct 31, 2011) mineral exploration company working in North America. The company has assembled mineral exploration projects, including El Cobre, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at the Company’s flagship Tuligtic project where the Ixtaca zone is located. Currently five projects (Caldera, Yago, Matehuapil, Willow and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a NSR interest in 12 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

762,000 mE
763,000 mE
764,000 mE
765,000 mE
766,000 mE
767,000 mE
2,176,000 mN
2,175,000 mN
2,173,000 mN
2,172,000 mN
2,171,000 mN
08-CBCN-24: 39.62m @
0.41g/t Au, 0.02% Cu (0.43g/t AuEq)
08-CBCN-22: 47.24m @
0.32g/t Au, 0.21% Cu (0.49g/t AuEq)
08-CBCN-19: 41.15m @ (to end of hole)
0.42g/t Au, 0.27% Cu (0.64g/t AuEq)
DDH04CB1: 290.00m @
0.39g/t Au, 0.16%Cu (0.53g/t AuEq)
including 80.00m @
0.59g/t Au, 0.24% Cu (0.79g/t AuEq)
08-CBCN-26: 82.30m @
0.30g/t Au, 0.18% Cu (0.45g/t AuEq)
VILLA RICA TARGET
the largest area of coincident
HIGH MAG, HIGH CHARGEABILITY,
and HIGH COPPER & GOLD in soils
is UNTESTED BY DRILLING
CB4: 48.76m @
1.19g/t Au, 0.12% Cu (1.29g/t AuEq)
CB2: 28.95m @
0.39g/t Au, 0.15% Cu (0.52g/t AuEq)
CB1: 94.49m @
0.29g/t Au, 0.17% Cu (0.43g/t AuEq)
CB12: 15.23m @ (to end of hole)
0.23g/t Au, 0.16% Cu (0.36g/t AuEq)
Areas of high
magnetic response
CB5: 18.28m @
1.42g/t Au, 0.10% Cu (1.51g/t AuEq)
Coloured contour map indicates
magnetic response.
Gold Equivalent (AuEq) calculated
using $1700 per ounce gold and
$3.00 per pound copper.
Past Drilling
Proposed 2012 Drilling
Claim Outline
Telephone Line
Paved Roads
Fences
Electric Lines
Dirt Roads
Commercial Paved Roads
Rivers and Streams
Soil Geochemistry
Rough outline of Gold anomaly > 50ppb
Rough outline of Copper anomaly >180ppm
0
1000
meters